SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 3, 2005

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________

Enclosure:	Avecia completes sale of its NeoResins Business

P R E S S R E L E A S E

Avecia completes sale of its NeoResins Business

Manchester, England, February 2, 2005: Avecia announced today that it has completed the sale of its NeoResins business to Royal DSM N.V, having obtained all necessary approvals. This successfully concludes a sale agreement previously announced on 14th December 2004.

DSM has paid Avecia EUR 515 million in cash for the entire NeoResins business on a cash and debt free basis. NeoResins sales in 2004 were around EUR 270 million with an EBITDA of approximately EUR 52 million.

NeoResins is a worldwide technology leader in specialty water-based acrylic and polyurethane resins for use in paints, coatings adhesives and inks. It is headquartered in Waalwijk, in the Netherlands. The business employs 635 people and has manufacturing sites in Waalwijk (Netherlands), Parets des Valles (Spain), Wilmington, MA and Frankfort IN (United States).

Net proceeds from the sale will be used to de-leverage the Avecia Group through repayment of senior bank debt and a tender offer to purchase for cash up to 77% of its 11% senior notes (under the terms of the amended tender offer dated January 21, 2005).

Investor Enquiries:	Media Enquiries:
Duncan McLellan	Andrew Smalley
Tel: +44 (0)161 721 1228	Tel: +44 (0)161 721 2441

Email: enquiries@avecia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 3, 2005

Avecia Group plc

By: /s/:	Derrick Nicholson
Name:	Derrick Nicholson
Title:	Finance Director